UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Neurologix, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
64125U109
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64125U109

1.	NAMES OF REPORTING PERSONS: Chrysler LLC Master Retirement Trust, as direct beneficial owner and Investment Committee I.R.S. Identification Nos. of above persons (entities only):
13-3112458

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	5.	SOLE VOTING POWER:

NUMBER OF

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,058,956*

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

5,058,956*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,058,956*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

15.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

EP
*Assuming conversion of 180,891 shares of Series C Convertible Preferred Stock into 3,956,990 of Common Stock and the exercise of 926,966 Warrants to purchase 926,966 shares of Common Stock.

Item 1	(a) Name of Issuer: Neurologix, Inc. (the “Company”)

(b) Address of Issuer’s Principal Executive Offices:

One Bridge Plaza Fort Lee, New Jersey 07024

Item 2	(a) Names of Persons Filing:

Chrysler LLC Master Retirement Trust, as direct beneficial owner of the Company’s securities (the “Trust”) and the Investment Committee (the “Committee”)

(b) Address of Principal Business Office or, if none, Residence:

For the Trust:

c/o State Street Corporation Institutional Investor Services Two World Financial Center 225 Liberty Street, 24th Floor New York, NY 10281

For the Manager:

1000 Chrysler Drive Auburn Hills, MI 48326

(c) Citizenship: U.S.A.

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

(e) CUSIP Number:

Common Stock: 64125U109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f) ☑ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The Trust is the direct beneficial owner, and the Investment Committee is the indirect beneficial owner, of 175,000 shares of Common Stock, 180,891 shares of Series C Convertible Preferred Stock (the “Series C Stock”) and 926,966 Warrants (the “Warrants”) to purchase Common Stock. Each share of Series C Stock is currently convertible, at the option of the holder, into approximately 21.875 shares of Common Stock and each Warrant is currently exercisable to purchase shares of Common Stock at an exercise price of $1.76 share.

(a) Amount beneficially owned: 5,058,956*

(b) Percent of class: 15.5%

(c) Number of shares as to which each person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,058,956*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 5,058,956*

*	Assuming (i) conversion of the Series C Stock into 3,956,990 shares of Common Stock and (ii) exercise of the Warrants to purchase 926,966 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 18, 2009

CHRYSLER LLC MASTER RETIREMENT TRUST
By:	STATE STREET BANK AND TRUST
COMPANY, as Directed Trustee

By:	/s/ Steve Sovany
	Name:	Steve Sovany
	Title:	Vice President

CHRYSLER LLC MASTER RETIREMENT TRUST Investment Committee
By:	/s/ Robert L. Watson
	Name:	Robert L. Watson
	Title:	Senior Manager, Investment Manager/Savings Plans